Filed pursuant to Rule 424(b)(3)

Registration No. 33-15190

Prospectus Supplement Dated December 9, 2004
To Prospectus Dated December 27, 2002

[PINNACLE WEST LOGO]

To All Investors Advantage Plan Participants:

Pinnacle West Capital Corporation (“Pinnacle West”) is pleased to announce that, effective December 27, 2004, The Bank of New York (“BONY”) will become the new administrator of our Investors Advantage Plan (the “Plan”). In connection with this change and other administrative changes to our Plan, the Plan will be modified, effective as of December 27, 2004. We have provided a description of the substantive changes below.

BONY will serve as Administrator of the Plan, and all references in the Prospectus dated December 27, 2002, and this supplement, to “Administrator” and “Plan Administrator,” or to the Company in such capacity, will mean BONY. New investors may obtain Enrollment Forms from the Plan Administrator. You must submit any Initial Cash Investment or additional Cash Investment to the Plan Administrator by personal check or electronic funds transfer from a U.S. bank. Funds are considered to be received when delivered by postal service, by electronic delivery or in person to the Plan Administrator before 12:00 p.m. Eastern Standard Time on any business day prior to an Investment Date. Investment Dates will occur on approximately a weekly basis. The Plan Administrator will make monthly deductions for automatic cash investments on the 25th calendar day of each month, or the previous business day if the 25th falls on a holiday or weekend. The brokerage commission fee will be $0.10 per share and the sale fee will be $10 per transaction plus brokerage commission and applicable taxes.

New investors and existing Plan participants may use any of the following methods to contact BONY’s shareholder relations representatives about the Plan.

You may mail your written communications as follows:

Shareholder inquiries to:	Send stock certificates for transfer and
address changes to:

The Bank of New York	The Bank of New York
Shareholder Relations Department	Receive and Deliver Department
P.O. Box 11258	P.O. Box 11002
Church Street Station	Church Street Station
New York, NY 10286	New York, NY 10286

You may speak with a BONY customer service representative by dialing the nationwide toll-free number: 1-800-457-2983. BONY representatives are available between the hours of 8:00 a.m. and 8:00 p.m. Eastern Standard Time Monday through Friday.

Plan participants may e-mail their communications to: shareowners@bankofny.com.

BONY’s website is: www.stockbny.com. You may access the site by requesting a personal identification number (“PIN”) at the site. Please note that your Pinnacle West PIN will not access information on this site.

Neither Pinnacle West, nor the Plan Administrator, nor any independent agent appointed by Pinnacle West or the Plan Administrator will be liable for any act done in good faith or for any good faith omission to act with respect to the Plan, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death or with respect to the prices or times at which, or sources from which, shares are purchased or sold for participants, or with respect to any fluctuation in market value before or after any purchase or sale of shares.

Any suspension or termination of the Plan, or any material modification of the Plan will be communicated to all affected Plan participants as soon as practicable. Plan participants must notify the Plan Administrator in writing of their intention to terminate participation in the Plan, have all account owners sign the request, and indicate whether they wish to receive a stock certificate, sell their shares, or maintain a book-entry or direct registration service account.

This supplement constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended. This supplement must be used in conjunction with the Prospectus dated December 27, 2002. You should keep this supplement for your future reference.

The Prospectus contains risk factors that you should consider before you invest in our common stock.

We file annual, quarterly, and current reports and other information with the Securities and Exchange Commission (“SEC”), including our most recent quarterly report on Form 10-Q filed with the SEC in November 2004. The SEC allows us to incorporate by reference the information we file with them, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of the Prospectus, and later information we file with the SEC automatically updates and supercedes this information. Please contact the Plan Administrator if you would like a copy of the Prospectus or any document incorporated by reference.